Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of March 31,	As of December 31,
	Note	2026	2025
ASSETS

Non-current assets
Property and equipment		503	534
Intangible assets		13,292	13,292
Right-of-use assets		2,365	2,463
Other non-current assets		796	785
Total non-current assets		16,956	17,074

Current assets
Other current assets	6	3,801	4,883
Accrued income	6	1,202	993
Short-term financial assets	8	157,470	131,684
Cash and cash equivalents	8	64,564	81,329
Total current assets		227,037	218,889

TOTAL ASSETS		243,993	235,963

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		620	587
Share premium		579,217	551,731
Reserve for share-based payment	7	32,577	30,387
Actuarial loss on post-employment benefit obligations		(1,928)	(1,634)
Treasury shares	4	(17)	(7)
Cumulative translation adjustments		(455)	(480)
Accumulated losses		(413,366)	(384,514)
Total equity		196,648	196,070

Non-current liabilities
Long-term lease liabilities		1,832	1,811
Defined benefit pension liabilities		1,650	1,335
Total non-current liabilities		3,482	3,146

Current liabilities
Trade payables		4,496	1,800
Accrued expenses and other payables	10	18,410	19,967
Short-term lease liabilities		416	502
Warrant liabilities	9	20,541	14,478
Total current liabilities		43,863	36,747

Total liabilities		47,345	39,893

TOTAL EQUITY AND LIABILITIES		243,993	235,963

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended March 31,
	Note	2026	2025
Grant income		209	285
Operating income		209	285
Research and development expenses	5	(14,046)	(14,771)
General and administrative expenses	5	(7,891)	(5,488)
Operating expenses		(21,937)	(20,259)

Operating loss		(21,728)	(19,974)

Finance income		367	493
Finance expense		(173)	(247)
Fair value adjustment on warrant liabilities	9	(7,983)	(11,911)
Foreign currency exchange gain (loss)	2.(D)	567	(1,567)
Finance result		(7,222)	(13,232)

Loss before tax for the period		(28,950)	(33,206)

Income tax benefit (expense)		98	(7)

Loss for the period		(28,852)	(33,213)

Loss per share:
Basic and diluted loss attributable to equity holders	11	(0.49)	(0.69)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended March 31,
	2026	2025
Loss for the period	(28,852)	(33,213)

Other comprehensive income (loss):
Items that will not be reclassified to Statements of Loss:
Actuarial gain (loss) of defined benefit plans	(294)	587
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	25	(39)
Other comprehensive income (loss) for the period	(269)	548

Total comprehensive loss for the period	(29,121)	(32,665)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial gain (loss) on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2025		44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	(33,213)	(33,213)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	587	-	587
Foreign currency translation differences		-	-	-	-	-	-	(39)	-	-	(39)
Total comprehensive income (loss) for the period		-	-	-	-	-	-	(39)	587	(33,213)	(32,665)
Share-based compensation expense	7	-	-	-	-	-	2,630	-	-	-	2,630
Issuance of ordinary shares related to underwritten offering		5,000,000	50	-	-	90,177	-	-	-	-	90,227
Transaction costs related to issuance of ordinary shares		-	-	-	-	(6,982)	-	-	-	-	(6,982)
Vesting of earnout shares		1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares		2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	7	1,806,297	18	-	-	35,701	-	-	-	-	35,719
Stock options exercised and RSUs vested/released	7	169,078	2	-	-	362	(50)	-	-	-	314
Balance as of March 31, 2025		55,560,500	555	(3,500,000)	(35)	464,190	18,642	(310)	(1,646)	(318,770)	162,626

Balance as of January 1, 2026		58,688,141	587	(703,703)	(7)	551,731	30,387	(480)	(1,634)	(384,514)	196,070
Loss for the period		-	-	-	-	-	-	-	-	(28,852)	(28,852)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	(294)	-	(294)
Foreign currency translation differences		-	-	-	-	-	-	25	-	-	25
Total comprehensive loss for the period		-	-	-	-	-	-	25	(294)	(28,852)	(29,121)
Share-based compensation expense	7	-	-	-	-	-	5,001	-	-	-	5,001
Issuance of ordinary shares pursuant to ATM program	4	-	-	1,050,000	10	22,367	-	-	-	-	22,377
Transaction costs related to the issuance of ordinary shares	4	-	-	-	-	(1,365)	-	-	-	-	(1,365)
Vesting of earnout shares		948,549	9	-	-	(9)	-	-	-	-	-
Issuance of shares to be held as treasury shares	4	2,000,000	20	(2,000,000)	(20)	-	-	-	-	-	-
Warrants exercised	9	147,821	1	-	-	3,204	-	-	-	-	3,205
Stock options exercised and RSUs vested/released	7	257,265	3	-	-	3,289	(2,811)	-	-	-	481
Balance as of March 31, 2026		62,041,776	620	(1,653,703)	(17)	579,217	32,577	(455)	(1,928)	(413,366)	196,648

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the three months ended March 31,
	Note	2026	2025
Operating activities
Loss before tax for the period		(28,950)	(33,206)

Non-cash adjustments:
- Financial result		(879)	215
- Depreciation of property and equipment and right-of-use assets		154	123
- Share-based compensation expense	7	5,001	2,630
- Post-employment loss		15	20
- Fair value adjustment on warrant liabilities	9	7,983	11,911
Working capital adjustments:
- De/(In)crease in other current assets	6	675	(8)
- Increase in accrued income	6	(209)	(301)
- (De)/Increase in payables and accrued liabilities	10	881	(301)
- Decrease in other operating assets		(1)	(32)
Taxes paid		(7)	(14)
Net cash outflow for operating activities		(15,337)	(18,963)

Investing activities
Payment for short-term financial assets, net	8	(25,682)	(50,605)
Interest received		173	200
Payment for intangible assets		-	(1,087)
Payment for purchase of property and equipment		(7)	(13)
Net cash outflow for investing activities		(25,516)	(51,505)

Financing activities
Proceeds from sale of shares in public offerings	4	22,377	90,227
Transaction costs related to financing activities	4	(392)	(5,528)
Proceeds from exercise of warrants, net	9	1,272	18,918
Proceeds from stock options exercised	8	481	314
Principal payment of lease obligations		(102)	(88)
Interest paid		(33)	(12)
Net cash inflow from financing activities		23,603	103,831

Increase (decrease) in cash and cash equivalents		(17,250)	33,363

Cash and cash equivalents, beginning of period	8	81,329	27,708
Effect of foreign exchange rate changes		485	(1,198)
Cash and cash equivalents, end of period	8	64,564	59,873

Net cash and cash equivalents variation		(17,250)	33,363

Supplemental non-cash investing information
Interest receivable recorded in other current assets		194	293
Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		1,172	1,506

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022, and controls seven wholly owned subsidiaries. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Unless the context otherwise dictates, a reference to “the Company” “us,” “we” or “our” refers to Oculis and its subsidiaries.

Oculis is a global late clinical-stage biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema (DME); Licaminlimab, a novel, topical anti-TNFα in registrational trial, which is being developed with a genotype-based approach to drive precision medicine in dry eye disease (DED), and Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies like optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION), with potentially broad clinical applications in various other neuro-ophthalmic and neurological diseases.

The Audit Committee of the Board of Directors approved the issuance of the unaudited interim condensed consolidated financial statements on May 8, 2026.

2.
BASIS OF PREPARATION AND CHANGES TO THE COMPANY’S ACCOUNTING POLICIES
(A)
Going concern

The Company’s accounts are prepared on a going concern basis. The Board of Directors believes that based on the Company’s current cash, cash equivalents and investments, the Company has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical-stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the biotech and pharmaceutical industry; (iii) successfully move its product candidates through preclinical and clinical development; (iv) successfully obtain regulatory approval and commercialize its products; and (v) attract and retain key personnel. The Company’s success is subject to its ability to raise capital to support its current and future operations. To date, the Company has financed its cash requirements primarily through the sale of equity shares. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Material accounting policies

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. There have been no material changes to the accounting policies that were applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2025, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2026 and available at www.sec.gov.

(C)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, have been prepared in accordance with International Accounting Standard (“IAS”), IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

(D)
Functional currency

The unaudited condensed consolidated interim financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis ehf, the Company’s Icelandic subsidiary, whose functional currency is CHF. Included in the Company’s finance result is foreign currency exchange gain of CHF 0.6 million and loss of CHF 1.6 million for the three months ended March 31, 2026 and 2025, respectively, arising from favorable and unfavorable fluctuations, respectively, of the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances and U.S. dollar denominated transactions and assets.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2025.

(B)
New accounting standards, interpretations, and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2026, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. The standard, which will replace IAS 1, impacts the presentation of primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. It also requires disclosure of management defined performance measures, if applicable, and includes new requirements for aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it may impact the presentation of information in the financial statements, in particular the profit and loss statement. Based on current analysis, the impact on the consolidated financial statements is expected to be limited to presentation and disclosure changes. At this stage, other quantitative effects cannot yet be reliably estimated.

4.
FINANCING ACTIVITY

The Company’s historical financing activities, including equity offerings, private placements, and debt arrangements, are described in detail in Note 5 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 4, 2026.

During the three months ended March 31, 2026, in connection with the ATM Program, the Company issued 2,000,000 ordinary shares out of its existing capital band with a nominal value of CHF 0.01 held as treasury shares. The Company sold 1,050,000 ordinary shares under the Company’s existing at-the-market offering program (the “ATM Program”) for gross proceeds of CHF 22.4 million, or $28.8 million. The Company had CHF 1.3 million of transaction costs that were offset against the proceeds and have been recorded as a reduction of share premium during the first quarter of 2026.

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and 2,796,297 shares previously held in treasury.

On July 31, 2025, the Company amended its existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. Additionally, to the extent Loan 1 has not been drawn prior to its expiry date, an additional one-time fee of the EUR equivalent of CHF 2.6 million shall be payable, subject to certain conditions. No amounts were drawn under the Amended Loan Agreement during the three months ended March 31, 2026 and 2025.

In conjunction with the Loan, the Company entered into an amended warrant (the “Amended BlackRock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 494,259 of the Company’s ordinary shares, at a price per ordinary share equal to $12.17 (CHF 9.73) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 14.91) with respect to the remaining 133,248 shares. At signing, the Amended BlackRock Warrant was immediately exercisable for 59,310 ordinary shares. Following the drawdown of each of Loans 1, 2 and 3, the Amended BlackRock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. The Amended BlackRock Warrant had not been exercised in part or in full as of March 31, 2026.

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). In connection with this offering, the Company incurred $7.5 million (CHF 6.8 million) of transaction costs during the three months ended March 31, 2025 that are presented as a reduction of share premium within the statement of changes in equity.

5.
OPERATING EXPENSES

Operating expenses

The tables below show the breakdown of the operating expenses by category:

	For the three months ended March 31,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2026	2025	2026	2025	2026	2025
Personnel expenses	5,379	4,349	4,652	2,857	10,031	7,206
Payroll and related expenses	2,706	2,448	2,324	2,128	5,030	4,576
Share-based compensation	2,673	1,901	2,328	729	5,001	2,630
Other operating expenses	8,667	10,422	3,239	2,631	11,906	13,053
External service providers	8,142	10,187	2,530	2,068	10,672	12,255
Other operating expenses	435	159	645	516	1,080	675
Depreciation expense	90	76	64	47	154	123
Total operating expenses	14,046	14,771	7,891	5,488	21,937	20,259

Total operating expenses increased for the three months ended March 31, 2026 compared to the prior year period. The increase was driven by a CHF 2.4 million increase in general and administrative expense, partially offset by a CHF 0.7 million decrease in research and development expense period over period.

The increase in general and administrative costs was primarily driven by personnel costs, specifically share-based compensation expense due to increased headcount and increased grant value for awards granted during the three months ended March 31, 2026 as compared to the same period in the prior year. The decrease in research and development expenses was primarily due to a decrease in external service provider expense driven by the DIAMOND-1 and DIAMOND-2 trials of OCS-01 in DME, which are approaching topline readout in June 2026.

6.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

	As of March 31, 2026	As of December 31, 2025
Prepaid clinical and technical development expenses	1,778	1,590
Prepaid general and administrative expenses	1,649	2,492
VAT, withholding tax and interest receivables	374	801
Total	3,801	4,883

The decrease in prepaid general and administrative expenses as of March 31, 2026 compared to prior year end was due to capitalized transaction costs associated with the Company’s ATM Program that were recorded as a reduction of share premium as a result of the ATM sale during the three months ended March 31, 2026.

The table below shows the movement of accrued income for the three months ended March 31, 2026 and 2025:

	2026	2025
Balance as of January 1,	993	629
Accrued income recognized during the period	209	285
Foreign exchange revaluation	-	16
Balance as of March 31,	1,202	930

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Center for Research (Rannís).

7.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes. Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSUs and SARs granted only in ordinary shares.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the three months ended March 31, 2026 was CHF 14.56 or $18.58 per share. The weighted average grant date fair value for options and SARs granted during the three months ended March 31, 2025 was CHF 13.02 or $14.48 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the three months ended March 31, 2026 and 2025:

	For the three months ended March 31,
	2026	2025
Weighted average share price at the date of grant(1)	$27.28 (CHF 21.38)	$18.71 (CHF 16.82)
Range of expected volatilities (%)(2)	73.00 - 86.38	90.50
Range of expected terms (years)(3)	5.50 - 6.25	6.25
Range of risk-free interest rates (%)(4)	3.75 - 4.08	4.06 - 4.14
Dividend yield (%)	0.00	0.00

(1) The equity award exercise price is denominated in USD.

(2) The expected volatility was derived from the historical stock volatilities of the Company, as well as comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the three months ended March 31, 2026 and 2025:

	2026			2025
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates
Outstanding as of January 1,	5,163,946	8.32	2028 - 2035	4,687,054	6.82	2028 - 2034
Options granted	934,230	21.38	2036	973,931	16.82	2035
Forfeited(1)	(34,188)	12.56	2033 - 2035	(278,821)	10.94	2033 - 2034
Exercised(1)	(51,250)	9.50	2033 - 2034	(164,363)	1.88	2033
Outstanding as of March 31,	6,012,738	9.91	2028 - 2036	5,217,801	8.76	2028 - 2035

(1) Forfeited amount includes earnout options forfeited during the three month periods ended March 31, 2026 and 2025. No SARs had been exercised or forfeited during the three months ended March 31, 2026 and 2025.

The number of options and SARs that were exercisable at March 31, 2026 and 2025 were 3,085,736 and 1,989,163, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of March 31, 2026 have exercise prices ranging from CHF 1.54 to CHF 22.75. The weighted average remaining contractual life of options and SARs outstanding as of March 31, 2026 and December 31, 2025 was seven years.

Restricted stock units

Each RSU granted under the 2023 ESOP entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSUs have time-based vesting conditions ranging from one to four years. The following is a summary of RSU activity for the three months ended March 31, 2026 and 2025:

	2026			2025
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1,	1,007,636	13.93	2034 - 2035	467,478	9.81	2034
RSUs granted	717,872	20.97	2036	594,524	16.82	2035
RSUs vested/released	(206,015)	14.00	2034 - 2035	(4,715)	10.73	2034
Outstanding as of March 31,	1,519,493	16.72	2034 - 2036	1,057,287	14.15	2034 - 2035

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 5.0 million for the three months ended March 31, 2026, including CHF 2.2 million recognized during the three months ended March 31, 2026 related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 2.6 million for the three months ended March 31, 2025, including CHF 0.9 million recognized during the three months ended March 31, 2025 related to RSUs outstanding. The reserve for share-based payment increased from CHF 30.4 million as of December 31, 2025 to CHF 32.6 million as of March 31, 2026.

Earnout options

As a result of the Company’s 2023 business combination agreement with European Biotech Acquisition Corp (“BCA”), certain pre-BCA Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. Vesting of earnout shares and options was based on the achievement of post-acquisition-closing volume weighted average share price targets of

Oculis of $15.00, $20.00 and $25.00, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028. The price targets of $15.00, $20.00 and $25.00 were met in November 2024, February 2025 and February 2026, respectively, resulting in an aggregate of 3,793,995 earnout shares vesting and certain earnout options becoming exercisable. As of March 31, 2026, 215,986 earnout options were exercisable.

8.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of March 31, 2026	As of December 31, 2025	As of March 31, 2026	As of December 31, 2025
Swiss Franc	12,409	45,716	143,000	126,000
US Dollar	49,004	33,766	1,040	1,031
Euro	2,538	539	9,202	4,653
Iceland Krona	242	440	-	-
Other	371	868	4,228	-
Total	64,564	81,329	157,470	131,684

Cash and cash equivalents consist primarily of cash balances held at commercial banks. Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

9.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of March 31, 2026 and 2025:

	2026			2025
	BCA Warrants	Amended BlackRock Warrant	Total Warrant Liabilities	BCA Warrants	BlackRock Warrant	Total Warrant Liabilities
Balance as of January 1,	13,881	597	14,478	19,390	461	19,851
Fair value loss on warrant liability	7,771	212	7,983	11,867	44	11,911
Exercise of public and private warrants	(1,920)	-	(1,920)	(16,825)	-	(16,825)
Balance as of March 31,	19,732	809	20,541	14,432	505	14,937

The BCA warrants represent public and private placement warrants assumed from European Biotech Acquisition Corp. as part of the BCA (“BCA Warrants”). The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The Company’s Amended BlackRock Warrant, described in Note 4, is classified as a liability because its exercise prices are fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Amended BlackRock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Amended BlackRock Warrant as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Share price on valuation date	$26.59 (CHF 21.27)	$19.97 (CHF 15.83)
Range of expected volatility (%)(1)	67.97 - 68.26	82.52 - 85.13
Range of expected term (years)(2)	2.58 - 3.17	2.71 - 3.29
Range of risk-free interest rate (%)(3)	3.80 - 3.82	3.53 - 3.58
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of the Company, as well as comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Amended BlackRock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the three months ended March 31, 2026 and 2025 the Company recognized fair value losses of CHF 8.0 million and CHF 11.9 million, respectively, which were directly attributable to the increasing market price of outstanding public warrants during the periods.

In the event of exercise, warrant liabilities are reduced by the fair value on the date of exercise. The resulting fair value adjustment and cash received are recorded to share premium within the Statements of Changes in Equity. The movement of the warrant liability during the three months ended March 31, 2026 and 2025 is illustrated below:

	2026		2025
	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	14,478	2,104,906	19,851	4,018,384
Fair value loss on warrant liability	7,983	-	11,911	-
Exercise of public and private warrants	(1,920)	(147,821)	(16,825)	(1,806,297)
Balance as of March 31,	20,541	1,957,085	14,937	2,212,087

10.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of March 31, 2026	As of December 31, 2025
Product development related expenses	12,064	13,156
Personnel related expenses	3,400	4,491
General and administration related expenses	1,798	1,385
Other payables	1,148	935
Total	18,410	19,967

The decrease in accrued personnel related expenses during the quarter was primarily related to the payout of bonus amounts accrued as of December 31, 2025. The decrease in product development-related accrued expenses as of March 31, 2026 relative to the prior year-end primarily reflects the timing of invoices and advancements of clinical trials.

11.
LOSS PER SHARE

As of March 31, 2026 the Company had 60,388,073 ordinary shares issued and outstanding with a share price of $26.59 or CHF 21.27. The following table sets forth the loss per share calculations for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

	For the three months ended March 31,
	2026	2025
Net loss for the period attributable to Oculis shareholders	(28,852)	(33,213)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	58,905,280	48,263,134

Basic and diluted net loss per share for the period, in CHF	(0.49)	(0.69)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of March 31, 2026	As of March 31, 2025
Share options issued and outstanding	5,795,740	4,989,191
Earnout options	216,998	228,610
Share and earnout options issued and outstanding	6,012,738	5,217,801
Restricted stock units subject to future vesting	1,519,493	1,057,287
Earnout shares	-	948,549
Public warrants	1,746,076	2,017,067
Private warrants	151,699	151,699
Amended Blackrock Warrant	59,310	43,321
Total	9,489,316	9,435,724

12.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

	For the three months ended March 31,
	2026	2025
Salaries, cash compensation and other short-term benefits	1,534	1,755
Pension	152	105
Share-based compensation expense	3,406	1,522
Total	5,092	3,382

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above increased from 9 to 10 for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above was 4 for both periods presented.

13.
SUBSEQUENT EVENTS

There are no material subsequent events.